As filed with the Securities and Exchange Commission on July 31, 2023

Securities Act File No. 333-273264

Investment Company Act File No. 811-23652

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1 ☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 7 ☒

DYNAMIC ALTERNATIVES FUND

(Exact Name of Registrant as Specified in Charter)

5025 Arlington Centre Blvd., Suite 300

Columbus, Ohio 43220

(Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, including Area Code: (614) 273-1000

William A. Leuby

Hamilton Capital, LLC

5025 Arlington Centre Blvd., Suite 300

Columbus, Ohio 43220

(Name and Address of Agent for Service)

Copies of all communications to:

Pamela M. Krill, Esq.

Godfrey & Kahn, S.C.

833 East Michigan Street, Suite 1800

Milwaukee, Wisconsin 53202

It is proposed that this filing will become effective (check appropriate box)

☒ immediately upon filing pursuant to paragraph (d) of Rule 462

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of Registration Statement

2.	Part C to the Registration Statement (including signature page)

3.	Exhibit (n)(1)

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 is being filed solely for the purpose of replacing an exhibit to such Registration Statement (exhibit (n)(1)) to Item 25 of this Registration Statement on Form N-2 (the “Registration Statement”). Parts A and B of the Registration Statement filed with the Securities and Exchange Commission on July 14, 2023, as amended or supplemented to date pursuant to Rule 424(b)3 under the Securities Act of 1933, as amended, are incorporated by reference herein.

PART C: OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

(1)       Financial Statements:

Included in Part A:

Financial Highlights for the period from October 31, 2022 (commencement of operations) to March 31, 2023 (unaudited)

Included in Part B:

Financial statements, appearing in the Fund’s Semi-Annual Report for the period ended March 31, 2023 are incorporated into Part B by reference to the Registrant’s March 31, 2023 Semi-Annual Report (unaudited)

Audited seed capital financial statement for the Fund as of September 30, 2022, is contained in Appendix B to Statement of Additional Information.

(2)       Exhibits:

See “Exhibit Index.”

Item 26.	Marketing Arrangements

Not applicable.

Item 27.	Other Expenses of Issuance or Distribution

The following reflects an itemized statement of estimated expenses incurred in connection with the registration and initial offering period of Fund shares:

SEC registration fee	$16,530
Printing and mailing expenses	$12,000*
Legal fees and expenses	$150,000*
Accounting fees and expenses	$60,000*
Miscellaneous	$10,000*
Total	$248,530

*Estimate.

Item 28.	Persons Controlled by or under Common Control with Registrant

None.

Item 29.	Number of Holders of Securities

Set forth below is the number of record holders of each class of securities of the Dynamic Alternatives Fund (the “Registrant”) as of July 10, 2023.

Title of Class	Number of Record Holders
Shares of Beneficial Interest, no par value	283
Item 30.	Indemnification

The Registrant’s Amended and Restated Agreement and Declaration of Trust, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees, officers and other “covered persons” to the fullest extent permitted by law, including advancement of payments of all expenses incurred in connection with the preparation and presentation of any defense (subject to repayment obligations in certain circumstances).

In addition, each of the following agreements contains provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances: Investment Management Agreement between the Registrant and Hamilton Capital, LLC (“Hamilton Capital”); Distribution Agreement between the Registrant and Ultimus Fund Distributors, LLC (the “Distributor”); Custody Agreement between the Registrant and Fifth Third Bank, National Association (the “Custodian”); Master Services Agreement between the Registrant and Ultimus Fund Solutions, LLC (the “Administrator”); Consulting Agreement between the Registrant and Northern Lights Compliance Services, LLC (“Northern Lights”); and Form of Subscription Agreement (for other than seed capital).

The Registrant and Hamilton Capital have jointly secured a Trustees’ and Officers’ Error and Omissions insurance policy to cover losses incurred by Trustees and officers of the Fund, as well as personnel of Hamilton Capital, by reason of their service to the Fund and Hamilton Capital, respectively. The insurance policy does not exclude coverage for bona fide claims made against any Independent Trustee, or against the Fund if it is a co-defendant in the claim of the Independent Trustee, by another person insured under the insurance policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee , officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

Hamilton Capital is an Ohio limited liability company that offers investment management services. Hamilton Capital’s offices are located at 5025 Arlington Centre Boulevard, Suite 300, Columbus, Ohio 43220. A description of any other business, profession, vocation or employment of a substantial nature in which the directors and officers of Hamilton Capital who serve as officers or Trustees of the Registrant have engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee appears under “Management of the Fund” and “Board of Trustees and Officers” in the Prospectus and the Statement of Additional Information, respectively. Also refer to Part IA of Hamilton Capital’s Uniform Application for

Investment Advisor Registration on Form ADV, as filed with the SEC, which can be accessed at https://adviserinfo.sec.gov/.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required by Rule 31(a) under the Investment Company Act of 1940, as amended, are maintained at the offices of, as applicable, the following service providers: (1) Hamilton Capital, (2) the Custodian, (3) the Administrator and (4) Northern Lights.

1.	Hamilton Capital, LLC 5025 Arlington Centre Boulevard, Suite 300 Columbus, Ohio 43320
2.	Fifth Third Bank, National Association

38 Fountain Square,

Cincinnati, Ohio 45263

3.	Ultimus Fund Solutions, LLC 4221 North 203rd Street, Suite 100 Elkhorn, NE 68022
4.	Northern Lights Compliance Services, LLC

4221 North 203rd Street, Suite 100

Elkhorn, Nebraska 68022

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.       Not applicable.

2.       Not applicable.

3.       The Registrant undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)       To include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)	To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
b.	That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.
c.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
d.	That, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(2)	if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	That, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;
(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.       Not applicable.

5.       Not applicable.

6.       Not applicable.

7.       The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it has duly caused this Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, and the State of Ohio, on the 31st day of July, 2023.

DYNAMIC ALTERNATIVES FUND

By: /s/ Jeffrey G. Wilkins

Name: Jeffrey G. Wilkins

Title: President & Trustee

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated.

Signature Title Date

/s/ Jeffrey G. Wilkins	President & Trustee (Principal Executive Officer)	July 31, 2023
Jeffrey G. Wilkins

/s/ Zachary Richmond	Treasurer (Principal Financial Officer)	July 31, 2023
Zachary Richmond

Michael S. Jordan*	Trustee	July 31, 2023
Michael S. Jordan

Justin T. Klosek*	Trustee	July 31, 2023
Justin T. Klosek

Carrie J. Thome*	Trustee	July 31, 2023
Carrie J. Thome

*By: /s/ Jeffrey. G Wilkins
Jeffrey G. Wilkins
* Attorney-in-Fact pursuant to Power of Attorney filed with Registrant’s Pre-Effective Amendment No. 4 on Form N-2 (1933 Act File No. 333-255144) with the Commission on January 7, 2022.

EXHIBIT INDEX

Exhibit	Description	Incorporated by Reference To	Filed Herewith
(a)(1)	Certificate of Trust of the Registrant, dated as of March 24, 2021.	Registrant’s initial Registration Statement on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on April 9, 2021.
(a)(2)	Amended and Restated Agreement and Declaration of Trust of the Registrant, dated as of August 10, 2021.	Registrant’s Pre-Effective Amendment No. 2 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on August 17, 2021
(b)(1)	Amended and Restated By-Laws of the Registrant, dated as of May 27, 2021.	Registrant’s Pre-Effective Amendment No. 1 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on June 8, 2021
(c)	Not applicable.
(d)	Incorporated by reference to Exhibits (a)(1), (a)(2) and (b)(1).
(e)	Dividend Reinvestment Plan.	Registrant’s Pre-Effective Amendment No. 2 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on August 17, 2021
(f)	Not applicable.
(g)(1)	Form of Investment Management Agreement between the Registrant and Hamilton Capital.	Registrant’s Pre-Effective Amendment No. 2 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on August 17, 2021
(h)(1)	Form of Distribution Agreement between the Registrant and the Distributor.	Registrant’s Pre-Effective Amendment No. 2 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on August 17, 2021

(h)(1)(a)	Distribution Agreement amendment between the Registrant and the Distributor. [portions of this exhibit have been omitted]	Registrant’s Post-Effective Amendment No. 1 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on February 10, 2023
(h)(2)	Form of Dealer Agreement between the Distributor and financial intermediaries.	Registrant’s Pre-Effective Amendment No. 2 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on August 17, 2021
(i)	Not applicable.
(j)(1)	Custody Agreement between the Registrant and the Custodian dated October 4, 2021. [Portions of this exhibit have been omitted]	Registrant’s Pre-Effective Amendment No. 4 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on January 7, 2022
(k)(1)	Form of Master Services Agreement between the Registrant and the Administrator for fund administration, fund accounting and transfer agency services.	Registrant’s Pre-Effective Amendment No. 2 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on August 17, 2021
(k)(2)	Form of Operating Expense Limitation Agreement between the Registrant and Hamilton Capital.	Registrant’s Pre-Effective Amendment No. 2 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on August 17, 2021
(k)(3)	Form of Consulting Agreement between the Registrant and Northern Lights Compliance Services, LLC for compliance services.	Registrant’s Pre-Effective Amendment No. 2 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on August 17, 2021
(k)(3)(a)	Consulting Agreement amendment between the Registrant and Northern Lights Compliance Services, LLC. [Portions of this exhibit have been omitted]	Registrant’s Post-Effective Amendment No. 1 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on February 10, 2023

(l)(1)	Opinion and consent of counsel for the Registrant.	Registrant’s Pre-Effective Amendment No. 4 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on January 7, 2022
(l)(2)	Opinion and consent of counsel for the Registrant.	Registrant’s Registration Statement on Form N-2 (1933 Act File No. 333-273264) as filed with the Commission on July 14, 2023.
(m)	Not applicable.
(n)(1)	Consent of Independent Registered Public Accounting Firm (BBD, LLP).		X
(n)(2)	Consent of Independent Registered Public Accounting Firm (Cohen & Company, Ltd.).	Registrant’s Registration Statement on Form N-2 (1933 Act File No. 333-273264) as filed with the Commission on July 14, 2023.
(o)	Not applicable.
(p)(1)	Seed Money Subscription Agreement between the Registrant and Hamilton Capital, dated as of December 17, 2021.	Registrant’s Pre-Effective Amendment No. 4 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on January 7, 2022
(p)(2)	Form of Subscription Agreement (for other than seed capital).	Registrant’s Pre-Effective Amendment No. 4 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on January 7, 2022
(q)	Not applicable.
(r)(1)	Code of Ethics of the Registrant.	Registrant’s Pre-Effective Amendment No. 4 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on January 7, 2022
(r)(2)	Code of Ethics of Hamilton Capital.	Registrant’s Pre-Effective Amendment No. 4 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on January 7, 2022

(r)(4)	Code of Ethics of the Distributor.	Registrant’s Pre-Effective Amendment No. 2 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on August 17, 2021
(s)	Power of Attorney.	Registrant’s Pre-Effective Amendment No. 4 on Form N-2 (1933 Act File No. 333-255144) as filed with the Commission on January 7, 2022
(s)(2)	Calculation of Filing Fee Tables	Registrant’s Registration Statement on Form N-2 (1933 Act File No. 333-273264) as filed with the Commission on July 14, 2023.